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November 13, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 6-1 Fees and Expenses Table and Example Filed November 13, 2017 File Nos.: 333-220683 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on November 1, 2017 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-1, a series of the Alaia Trust.  The Amendment incorporated responses to the comments transmitted by the Staff in your letter of October 26, 2017.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Fees and Expenses Table (Pages 16 & 17)

2.          We note that the information in the Fees and Expenses Table, as well as the Example following the Table, is incomplete. Please provide us with a completed Fees and Expenses Table and Example as soon as possible.

Below please find attached as Exhibit A the Fees and Expenses Table and Example (pages 16 & 17 of the Amendment), which will be included in the final amendment for which effectiveness will be requested.  Because the public offering price cannot be confirmed prior to pricing, some of the numbers are in brackets.  We understand from Alaia Trust, however, that any changes from these are expected to be marginal and at the level of the second decimal place.

Edward P. Bartz
U.S. Securities and Exchange Commission
November 13, 2017

Please feel free to call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:           Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai

Exhibit A

Fees and expenses Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $[10.315] public offering price for standard accounts. If units of the trust are purchased for a Fee Account subject to a Wrap Fee, then investors are eligible to purchase the units at a public offering price that is not subject to, and will not include, the agency commission or concession of 2.00% received by authorized brokers and dealers who are participating in the distribution of the units, and will be subject to the maximum sales fee net of such agency commission or concession amount and the organization costs.. Please refer to “Fee Accounts” under “How To Buy Units.” Actual expenses may vary.

Sales Fee	As a % of Public Offering Price	Amount per Unit ($)
Initial sales fee (2)	2.25%	$[0.232]
Creation and development fee (3)	0.50%	$[0.052]
Maximum sales fee (1)	2.75%	$[0.284]

Organization costs (4)	0.30%	$[0.031]

Annual Operating Expenses (5)	As a % of Net Assets	Amount per Unit ($)
Trustee fee (6)	0.120%	$[0.012]
Supervisory, evaluation and administration fees (7)	0.080%	$[0.008]
Other	0.050%	$[0.005]
Total	0.250%	$[0.025]

(1)          The maximum sales fee includes an initial sales fee, and the creation and development fee to compensate the sponsor for creating and developing the trust. The maximum sales fee is equal to 2.75% of the public offering price per unit. Investors are obligated to pay the entire applicable maximum sales fee, other than for units purchased in Fee Accounts subject to a Wrap Fee.

(2)          The price that you pay to purchase units of the trust includes an initial sales fee. The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the public offering price per unit) and the creation and development fee. Authorized brokers and dealers who are participating in the distribution of the units, other than for units purchased in Fee Accounts subject to a Wrap Fee, will receive an agency commission or concession equal to 2.00% of the public offering price per unit at the time such units are purchased. Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage and dollar amount of the initial sales fee will vary as the public offering price varies.  As such, if the public offering price exceeds $[10.315] per unit, the initial sales fee will be greater than the percentage and dollar amount provided above.  Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee, other than for units purchased in Fee Accounts subject to a Wrap Fee.

(3)          The sponsor receives the creation and development fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is fixed at $[0.052] per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately 3 months from the Inception Date. Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage amount of the creation and development fee will vary as the public offering price varies. The percentage amount that constitutes the creation and development fee as set forth above is based on a $[10.315] per unit public offering price as of the inception date. As such, if the public offering price is less than $[10.315] per unit, the creation and development fee will be greater on a percentage basis than the percentage provided above.

(4)          The organization cost is fixed at $[0.031] per unit. As it is assessed on a fixed dollar amount per unit, it will vary over time as a percentage of the public offering price per unit and is paid by the Trust at the close of the initial offering period, which is expected to be approximately 3 months from the Inception Date. To the extent the actual organization costs are greater than the estimated amount of $[0.031] per unit of the trust, only the estimated organization costs will be retained by the sponsor.

(5)          Operating expenses do not include brokerage costs and other transactional fees, or other custody charges. The trust is responsible for the annual operating expenses.

(6)          Trustee fees and expenses are subject to a minimum of $10,000 per annum.

(7)          Supervisory, evaluation and administration fees may be adjusted for inflation without unitholders’ approval, but in no case will the annual fees paid for providing these services be more than the actual cost of providing such services in such year.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000.00 you invest in the trust:

1 year	$[330]

2 years	$[356]

[2.5] years (life of trust)	$[370]